Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 20, 2026

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2026

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2026 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., referred to as we, us, or the Company, to be held at 12:00 p.m. (Israel time) on Monday, August 31, 2026, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, 4809246, Israel.

The Meeting is being called for the following purposes:

(1)	Re-election of each of Naama Halevi Davidov and Gabi Seligsohn, and initial election of Nick Beighton, in each case for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2029 and until his or her successor is duly elected and qualified;

(2)	Adoption of a renewed compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law); and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and the additional period until the Company’s 2027 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

In addition to presenting the foregoing, formal proposals at the Meeting, members of our management will also be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2025, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 26, 2026 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote “FOR” each of the above proposals, which are described in the proxy statement that is attached to this Notice of 2026 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on Monday, July 20, 2026 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (disregarding abstentions and broker non-votes) is necessary for the approval of each of the proposals (including the re-election or election of each individual director nominee under Proposal 1).

In addition to requiring an ordinary majority, the approval of Proposal 2 (the adoption of a renewed compensation policy for the Company’s office holders) requires that one of the following two voting conditions be met as part of the approval of the proposal by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are not controlling shareholders (as defined under the Companies Law and described in the proxy statement for the Meeting) and who do not have a conflict of interest (referred to under the Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

It is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2026 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form for the Meeting as promptly as possible in the stamped envelope provided to you, or please follow the instructions sent to you for voting electronically. If mailing in your proxy to our transfer agent in the enclosed envelope, your vote must be received by 11:59 p.m., Eastern time, on Sunday, August 30, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are providing voting instructions to your bank, broker or other nominee online (at www.proxyvote.com) or via a physical voting instruction form, your instructions must be received by noon Eastern time on Friday, August 28, 2026. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions are provided both in the accompanying proxy statement and on the proxy card or voting instruction form being sent to you.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, and our articles of association, as amended, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, 4809246, Israel, Attention: Yair Gerber, Deputy General Counsel, email: Yair.Gerber@kornit.com, no later than Monday, July 27, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Monday, August 3, 2026, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, August 4, 2026 at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, 4809246, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

/s/ Yuval Cohen
Chairman of the Board of Directors

i

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

SUMMARY

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital, Kornit, our Company, the Company, us, or we (or similar terms), to be voted at the Company’s 2026 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Monday, August 31, 2026, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, 4824096, Israel.

This Proxy Statement, the attached Notice of 2026 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about Monday, July 27, 2026, to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, July 20, 2026, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of Naama Halevi Davidov and Gabi Seligsohn, and initial election of Nick Beighton, in each case for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2029 and until his or her successor is duly elected and qualified;

(2)	Adoption of a renewed compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law); and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and the additional period until the Company’s 2027 annual general meeting of shareholders, and authorization of the Board (or the audit committee thereof) to fix such accounting firm’s annual compensation.

In addition to the foregoing formal proposals, at the Meeting, members of our management will be available to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2025, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 26, 2026 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On July 13, 2026, we had 42,966,534 ordinary shares issued and outstanding (which excludes 9,441,694 Treasury shares). Each ordinary share outstanding as of the close of business on the record date for the Meeting— July 20, 2026— is entitled to one vote upon each proposal to be presented at the Meeting. Under our articles of association, as amended, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting, the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal (including for the re-election or initial election of each director nominee as a sub-proposal of Proposal 1). Because neither an abstention, nor a broker non-vote, is treated as a vote “FOR” or “AGAINST” a proposal, neither such action or inaction on a shareholder’s part impacts whether the requisite ordinary majority has been achieved for approval of any proposal.

In addition to requiring the achievement of an ordinary majority of shares present and voting, the Companies Law requires that for Proposal 2, the majority in favor furthermore fulfills at least one of the following two voting conditions:

●	the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest”, as defined below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities. A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of our Company or from any other position with our Company.

We are not aware of any shareholder that would be considered a controlling shareholder of our Company under the Companies Law for the purposes of the above-described special majority requirement for the approval of Proposal 2.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card or voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining whether a quorum is present with respect to Proposal 2, and whether holders of a simple majority of ordinary shares present and entitled to vote have approved Proposal 2. However, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposal 2, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of that proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal.

In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com, or (if applicable) via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should not vote by means of the enclosed proxy card, voting instruction form, online at www.proxyvote.com or via telephone, and you should instead contact our Deputy General Counsel, Mr. Yair Gerber, at yair.gerber@kornit.com, who will instruct you how to submit your vote or voting instructions on that proposal. If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of that proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Monday, July 20, 2026. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, July 20, 2026.

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) as well). In the alternative, you can vote your shares by attending the Meeting and voting in person.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti (formerly American Stock Transfer & Trust Company) of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. If you are a shareholder of record, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (please also print on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Yair Gerber, our Deputy General Counsel, via email to Yair.Gerber@kornit.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246, Israel at least four hours prior to the Meeting on Monday, August 31, 2026, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern time, on Sunday, August 30, 2026.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, bank, trustee or other nominee. Please follow the enclosed instructions to direct your broker, bank, trustee or other nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, banks, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction forms. If mailing in your physical voting instruction form or providing your voting instructions online (at www.proxyvote.com), your vote must be received by noon, Eastern time, on Friday, August 28, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 20, 2026).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker, bank, trustee or other nominee will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. However, we cannot be certain whether this will be treated as a routine matter since our proxy statement has been prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a broker, bank, trustee or other nominee, we urge you to give instructions to your broker, bank, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 27, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, and all of our executive officers and directors as a group, as of July 13, 2026 or as of such other dates as are specified in the footnotes to the table, based on public filings or information known to the Company.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders. We have based our calculations of the percentage ownership on 42,966,534 ordinary shares that were issued and outstanding as of July 13, 2026 (which excludes 9,441,694 Treasury shares, which are not deemed outstanding).

Except as otherwise indicated below, we believe, based on public filings by such owners or information known to us, that the beneficial owners of the ordinary shares listed below possess sole investment and voting power with respect to such shares. All of our shareholders, including the 5% shareholders, officers and directors listed below, have the same voting rights attached to their ordinary shares.

Name	Number of Shares Beneficially Held		Percent
5% or greater shareholders
Senvest Management, LLC (1)	4,141,355		9.6%
Morgan Stanley (2)	3,939,582		9.2%
Disciplined Growth Investors, Inc. (3)	2,998,670		7.0%
Artisan Partners Limited Partnership (4)	2,463,881		5.7%
Chicago Capital LLC (5)	2,458,821		5.7%
Granahan Investment Management LLC (6)	2,298,471		5.4%
All executive officers and directors as a group (10 persons)	525,959	(7)	1.2%

(1)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of March 31, 2026, based on a report of institutional investment manager on Form 13F filed by Senvest Management, LLC with the SEC on May 14,2026.

(2)	The address of this shareholder is 1585 Broadway, New York, NY 10036. The information in this row is provided as of March 31, 2026, based on a report of institutional investment manager on Form 13F filed by Morgan Stanley with the SEC on May 15, 2026. Morgan Stanley possesses shared dispositive power with respect to all 3,939,582 shares beneficially owned by it. The subject shares are beneficially owned, or may be deemed to be beneficially owned, by certain operating units of Morgan Stanley and its subsidiaries and affiliates, and does not reflect securities, if any, beneficially owned by any operating units whose ownership of securities is disaggregated from that of those operating units.

(3)	The address of this shareholder is 150 South Fifth Street, Suite 2550, Minneapolis, MN 55402. The information in this row is provided as of March 31, 2026, based on Amendment No. 1 to a statement of beneficial ownership on Schedule 13G filed by Disciplined Growth Investors, Inc. with the SEC on May 15, 2026. Disciplined Growth Investors, Inc. possesses sole voting and sole dispositive power with respect to all 2,998,670 shares beneficially owned by it.

(4)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of March 31, 2026, based on a report of institutional investment manager on Form 13F filed by Artisan Partners Limited Partnership with the SEC on May 13, 2026. Artisan Partners Limited Partnership and its affiliated entities possess shared dispositive power with respect to all 2,463,881 of the subject shares and shared voting power with respect to 2,186,786 of such shares, while lacking voting power with respect to 277,095 of such shares.

(5)	The address of this shareholder is 135 South LaSalle Street, Suite 4200, Chicago, IL 60603. The information in this row is provided as of March 31, 2026, based on a report of institutional investment manager on Form 13F filed by Chicago Capital, LLC with the SEC on April 24, 2026.

(6)	The address of this shareholder is Wyman Street, Suite 460, Waltham, MA 02451. The information in this row is provided as of March 31, 2026, based on a report of institutional investment manager on Form 13F filed by Granahan Investment Management LLC with the SEC on May 15, 2026. This shareholder possesses sole dispositive power with respect to all 2,298,471 shares, and sole voting power with respect to 1,749,406 of the shares, beneficially owned by it, while lacking voting power with respect to 549,065 of such shares.

(7)	Consists of 356,905 actual ordinary shares, 25,586 additional ordinary shares underlying options, and 143,468 ordinary shares underlying restricted share units, or RSUs, which options and RSUs have vested or will vest, and therefore may be exercised by, or settled for (as applicable), our directors and executive officers, within 60 days of July 13, 2026.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2025, which we filed with the SEC on March 26, 2026 (which we refer to as our 2025 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2025. Item 6.C of our 2025 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2025 Form 20-F, which we incorporate by reference herein, to obtain additional information (we have provided a general link below to Item 6 of the 2025 Form 20-F):

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001625791/000121390026034707/ea0282980-20f_kornit.htm#a_011

PROPOSAL 1

RE-ELECTION AND INITIAL ELECTION OF CLASS II DIRECTORS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles provide that our Board must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law. In August 2019, we elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is subject to certain conditions, which we continue to fulfill currently.

Our directors are divided into three classes with staggered three-year terms. Under Article 39 of the Articles, each class of directors is required to consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

As of the conclusion of our 2025 annual general meeting of shareholders held in September 2025, our Board consisted of seven members, of which two were Class I directors, two were Class II directors and three were Class III directors.

Our Board has nominated Ms. Naama Halevi Davidov and Mr. Gabi Seligsohn— each an incumbent director— for re-election, and Mr. Nick Beighton for initial election, as Class II directors at the Meeting, each for a three-year term, until our annual general meeting of shareholders to be held in 2029 and the election and qualification of his or her successor. If each of the incumbent Class II director nominees is re-elected, and Mr. Beighton is initially elected, at the Meeting, our Board, following the Meeting, will consist of eight directors, distributed as evenly as possible among the three classes; two of the Board members will be Class I directors, whose terms conclude at our annual general meeting of shareholders to be held in 2028, three will be Class II directors, whose terms (following the Meeting) will conclude at our annual general meeting of shareholders to be held in 2029, and three will be Class III directors, whose terms conclude at our annual general meeting of shareholders to be held in 2027.

More specifically, if each of the nominees is re-elected or elected, as applicable, pursuant to this Proposal 1, our Board, in its staggered format, will be comprised as follows:

(i)	Class I directors: Dov Ofer and Ofer Ben-Zur, whose terms will expire at our annual general meeting of shareholders to be held in 2028 and upon the election and qualification of their respective successors;

(ii)	Class II directors: Naama Halevi Davidov, Gabi Seligsohn and Nick Beighton, whose terms (following the Meeting) would expire at our annual general meeting of shareholders to be held in 2029 and upon the election and qualification of their respective successors; and

(iii)	Class III directors: Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms will expire at our annual general meeting of shareholders to be held in 2027 and upon the election and qualification of their respective successors.

Our Board unanimously recommends that our shareholders re-elect each of Ms. Naama Halevi Davidov and Mr. Gabi Seligsohn, and initially elect Mr. Nick Beighton, pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders to vote against any of the nominees, or abstain in the vote with respect to any nominee) will be voted for the re-election or election, as applicable, of each such nominee as a Class II director.

Among the prospective eight Board members, assuming the initial election of Nick Beighton and the re-election of each of the other Class II director nominees at the Meeting, and the continued service of each present Class I director and Class III director, the Board has determined that seven of them, consisting of Yuval Cohen, Ofer Ben-Zur, Naama Halevi Davidov, Stephen Nigro, Dov Ofer, Gabi Seligsohn and Nick Beighton, constituting a majority of the members of the Board, are independent under the Listing Rules of the Nasdaq Stock Market. The definition of “independent director” under the Nasdaq Stock Market rules specifies relationships that preclude a director from being deemed independent due to their deemed impairment of the director’s ability to exercise independent judgment. That definition furthermore requires, as a prerequisite to a finding of independence, that a Nasdaq-listed company’s board of directors affirmatively determines that a director can exercise independent judgment.

Each of the Class II director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class II director if elected or re-elected, as applicable. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that she or he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications, and has sufficient time, to fulfill her or his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the present or future election or re-election of any of the three nominees.

Set forth below is certain biographical information including the background and experience that qualifies them to serve as directors for our Class II director nominees, Naama Halevi Davidov, Gabi Seligsohn and Nick Beighton:

Naama Halevi Davidov has served as a member of our board of directors since August 2023. She served as Chief Financial Officer of XM Cyber since May 2022. In addition, Dr. Halevi Davidov has served as a member of the board of directors of Kaltura (Nasdaq: KLTR) since July 2021, and as a member of the board of directors of Actelis Networks (Nasdaq: ASNS) since May 2022. Over the past 20 years, Dr. Halevi Davidov has served as a CFO for several global technology companies. Dr. Halevi Davidov is a Certified Public Accountant in Israel. She holds a Ph.D. in Strategy from Tel Aviv University, an M.B.A from Tel Aviv University and B.A in Accounting and Economics from Tel Aviv University.

Gabi Seligsohn has served as a member of our board of directors since May 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., or Nova (Nasdaq: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn currently serves as a senior advisor to PSG private equity and works as an advisor to several privately held technology companies. He holds an LL.B. from the University of Reading.

Nick Beighton has served as a strategic advisor to our Company and our board of directors since April 2026. He currently serves as Chairman or non-executive director of various companies in the fashion and commercial products industries. Mr. Beighton previously served as Chief Executive Officer of ASOS plc, a global online fashion retailer, from 2015 until 2021, after having served as its Chief Operating Officer and Chief Financial Officer. Prior to that time, Mr. Beighton served as Finance Director at Luminar plc from August 2005 to April 2009, and as Head of Finance at Matalan plc from September 1998 to July 2005. Mr. Beighton has extensive leadership experience in global fashion, e-commerce, digital operations, consumer technology and international growth, which we believe qualifies him to serve as a member of our Board. He earned a degree in Accounting and Finance, and a Doctor of Business Administration and Management, each from Nottingham Trent University in the United Kingdom.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Ms. Naama Halevi Davidov as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2029 and upon the due election and qualification of her successor, be, and hereby is, approved in all respects.”

(b)	“RESOLVED, that the re-election of Mr. Gabi Seligsohn as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2029, and upon the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(c)	“RESOLVED, that the election of Mr. Nick Beighton as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2029, and upon the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote

As is more fully described above in this Proxy Statement (under “Summary— Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Naama Halevi Davidov and Gabi Seligsohn, and the initial election of Nick Beighton, in each case for a three-year term as a Class II director, is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c), as applicable, of the above resolutions being proposed for adoption under this Proposal 1 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election or initial election of each of the three Class II director nominees.

PROPOSAL 2

ADOPTION OF RENEWED COMPENSATION POLICY FOR OFFICE HOLDERS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. At our Company, the following officers, along with all of our directors, are considered our office holders:

Ronen Samuel	Chief Executive Officer and Director
Assaf Zipori	Chief Financial Officer
Daniel Gazit	Chief Product Officer
Yaaqov Mann	Chief Technology Officer
Ayelet Oryan-Godard	Chief Human Resources Officer
David Tomer	Chief Operating Officer
Guy Yaniv	President KDEU EMEA
Ilan Shlomo Elad	President KDAM
Tomer Artzi	President KDAP
Allon Maoz	EVP & General Manager

The current version of our compensation policy, which we refer to as our Existing Compensation Policy, became effective on August 28, 2023, when it was approved by our shareholders at our 2023 annual general meeting of shareholders, after having been approved by our compensation committee and Board. The text of the Existing Compensation Policy served as Appendix A to the proxy statement for our 2023 annual general meeting of shareholders (which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on July 20, 2023) and as Exhibit 4.5 to our 2025 Form 20-F.

Under the Companies Law, a compensation policy for office holders must be reviewed by the compensation committee of the board of directors, and by the board of directors, from time to time. In addition, the compensation committee, followed by the board of directors, based on the recommendation of the compensation committee, followed by the shareholders, are each required to re-approve and re-adopt the compensation policy once every three years. Our Existing Compensation Policy therefore expires on the three-year anniversary of its adoption, on August 28, 2026.

Our compensation committee and Board have reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on its review, the compensation committee determined, and recommended to the Board, to maintain, for an additional three years, the existing compensation frameworks for our office holders, including our Chief Executive Officer, other executive officers and directors, as embedded in the Existing Compensation Policy and as approved by our shareholders previously, subject to certain modifications to discrete matters, as described below. We refer to the updated version of the Existing Compensation Policy, reflecting those suggested modifications, as the Renewed Compensation Policy. The Board, in turn, reviewed and, based in part on the recommendation of the compensation committee, approved the Renewed Compensation Policy as well, and has submitted it to our shareholders for approval at the Meeting pursuant to this Proposal 2. Each of the compensation committee and the Board recommends that our shareholders approve the Renewed Compensation Policy at the Meeting. A copy of the Renewed Compensation Policy appears as Appendix A to this Proxy Statement.

We have summarized below the primary manners in which the Renewed Compensation Policy differs from the Existing Compensation Policy. We have merely highlighted the updated features of the Renewed Compensation Policy, and have not described any of the present provisions of the Existing Compensation Policy that will be retained in the Renewed Compensation Policy. It is important to note that the substantive compensation frameworks for our office holders have not been modified at all in the Renewed Compensation Policy, and remain as they were in the Existing Compensation Policy. We encourage you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy. For your ease of reference, the Renewed Compensation Policy that is attached as Appendix A appears with changes marked relative to the Existing Compensation Policy.

The primary updates effected by the Renewed Compensation Policy are as follows:

●	Technical, legal and conforming updates: The Renewed Compensation Policy includes certain technical, legal, conforming and drafting updates, including updates to legal references, terminology and internal cross-references.

●	Bonus and equity compensation matters: The Renewed Compensation Policy clarifies certain provisions related to annual cash bonuses, special bonuses, equity award types, equity award administration and valuation, and tax withholding mechanics.

●	Termination-related arrangements: The Renewed Compensation Policy clarifies certain provisions relating to advance notice, severance and non-compete grants for officers, including that the applicable approving bodies of the Company should consider overlapping termination-related entitlements when approving such arrangements.

●	Director compensation and insurance matters: The Renewed Compensation Policy clarifies the applicability of the non-employee director compensation provisions, adds a degree of administrative flexibility for equity awards to directors, and corrects a typographical error to the provision concerning the maximum run-off insurance coverage for directors and officers.

If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, as described below in this Proposal 2 under “Required Vote,” our Board may nevertheless adopt it for our Company, provided that each of the compensation committee and the Board determines, after a renewed review of the Renewed Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company, despite the shareholders’ opposition.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:

“RESOLVED, that in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Kornit Digital Ltd. Compensation Policy for Executive Officers and Directors, dated August 31, 2026, in the form attached as Appendix A to the proxy statement with respect to Kornit’s 2026 annual general meeting of shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved and adopted.”

Required Vote

The approval of Proposal 2— the adoption of the Renewed Compensation Policy— requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 2, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting conditions as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of adoption of the Renewed Compensation Policy includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders voted against adoption of the Renewed Compensation Policy does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see “Summary— Vote Required for Approval of the Proposals” above in this Proxy Statement for the definitions of “controlling shareholder” and “personal interest” under the Companies Law for purposes of the special approval required for the approval of Proposal 2. A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the adoption of the Renewed Compensation Policy under Proposal 2. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

Under the Companies Law, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, and failure to do so disqualifies the shareholder from participating in the vote on that proposal.

In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com, or (if applicable) via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should not vote by means of the enclosed proxy card, voting instruction form, online at www.proxyvote.com or via telephone, and you should instead contact our Deputy General Counsel, Mr. Yair Gerber, at yair.gerber@kornit.com, who will instruct you how to submit your vote or voting instructions on that proposal. If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of this proposal.

Please also see “Summary— Vote Required for Approval of the Proposals” above for further information.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposal to adopt the Renewed Compensation Policy.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

At our 2025 annual general meeting of shareholders held in September 2025, our shareholders re-appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, as our independent auditors for the fiscal year ended December 31, 2025, and for the additional period in 2026 until the Meeting.

In the period leading up to the date of this Proxy Statement, the audit committee of our Board, pursuant to its role under its charter and under SEC rules, has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2026, and for the additional period until the 2027 annual general meeting of shareholders. Further to that approval, the Board, in turn, will present to our shareholders, with the recommendation that they approve (pursuant to the Companies Law), the re-appointment of Kost Forer as the independent auditors of the Company for the year ending December 31, 2026, and for the additional period until the annual general meeting of shareholders to be held in 2027. As part of that shareholder approval, we are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Independent Auditors’ Fees in Previous Two Years

The following table sets forth the total compensation (as well as components of compensation, in amounts and percentages) that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$600	95%	$600	87%
Audit-Related Fees	4	1%	6	1%
Tax Fees	0	0%	0	0%
All Other Fees	27	4%	85	12%
Total	$631	100%	$691	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally our independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountant.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted pursuant to this Proposal 3:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2026 and for the additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2026 and for the additional period until the next annual general meeting of shareholders, and (ii) the authorization of the Board (with power of delegation to the audit committee) to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the 2025 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2026 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2025 Form 20-F, filed with the SEC on March 26, 2026, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers. We fulfill those requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the filing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 20, 2026

Appendix A

COMPENSATION POLICY

KORNIT DIGITAL LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on August 31, 2026~~3~~)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Kornit Digital Ltd. (“Kornit” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Kornit’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Kornit’s value and otherwise assist Kornit to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Kornit’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Kornit’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Kornit’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Kornit (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Kornit’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Kornit’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Kornit’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Kornit’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Kornit’s short- and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Kornit’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Intra~~er~~-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Kornit’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Kornit’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Kornit were examined and will continue to be examined by Kornit from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Kornit.

Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Kornit to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Kornit’s ability to attract and retain highly skilled professionals, Kornit will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Kornit’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Kornit shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

6.4.	To the extent an adjustment to base salary involves a temporary or permanent waiver or reduction of salary (whether at the initiative of the relevant Executive Officer or of the Company), that waiver or reduction, along with the subsequent restoration of part or all of the previous level of base salary that had been duly approved by the relevant Company bodies, will not be deemed new compensation for purposes of the approvals required under the Companies Law. If such a waiver or reduction of base salary is combined with an increase in variable compensation (annual bonus, Special Bonus (as defined below) and/or equity-based compensation) that does not exceed, in aggregate value, the amount of the base salary being waived or reduced, the adjustment will not be deemed new compensation for purposes of the approvals required under the Companies Law but will any event require the approval of both the compensation committee and the Board. If the aggregate value of the increased variable compensation exceeds the amount of the base salary being waived or reduced, the adjustment will require the approvals for new compensation that are prescribed under the Companies Law.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Kornit’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Kornit shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Kornit’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Kornit shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Kornit’s policies and procedures and to the practice in peer group companies.

7.1.7.	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

7.1.8.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance.

7.1.9.	Periodic medical examination.

7.1.10.	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members.

7.1.11.	Professional or academic courses or studies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In event of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, payment for visa, car allowance, and home leave visit, etc.

7.4.	Kornit may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: laptop, cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Kornit’s policies and procedures.

Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Kornit’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, ~~as~~with payout eligibility and levels ~~are~~ determined based on actual financial and operational results, ~~as well as~~in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Kornit’s short- and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Kornit’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a ~~full~~n annual cash bonus, which may or ~~a prorated one~~may not be pro-rated, assuming the Executive Officer is otherwise entitled to an annual cash bonus.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Kornit’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Kornit’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs. Notwithstanding the above, the Company may determine that, with respect to any Executive Officer subordinated to the CEO, who does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 200% of such Executive Officer’s annual base salary.

9.4.	Notwithstanding the foregoing percentage limits in Sections 9.2 and 9.3, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

CEO

9.5.	The annual cash bonus of Kornit’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Kornit’s Compensation Committee (and, if required by law, by Kornit’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, Company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.6.	A portion of the annual cash bonus granted to Kornit’s CEO— not exceeding 30% of that annual cash bonus— may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement that the CEO will be entitled to receive for his or her performance in any given calendar year, will not exceed 200% of his or her annual base salary.

9.9.	Notwithstanding the foregoing percentage limits in Sections 9.7 and 9.8, to the extent that the CEO has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

10.	Other Bonuses

10.1.	Special Bonus. Kornit may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. A Special Bonus may be paid, in whole or in part, in equity in lieu of cash; for purposes of the foregoing limit, the value of any such equity component shall be determined in accordance with Section 13.3.

10.2.	Signing Bonus. Kornit may grant a newly recruited Executive Officer a cash signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Kornit may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4.	Increased Special Bonus Due to Base Salary Waiver. Notwithstanding the foregoing percentage limit in Section 10.1, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger Special Bonus, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into a potential Special Bonus payment remained as base salary, with only the portion of the Special Bonus that exceeds that base salary amount being counted as a Special Bonus.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement or if an Executive Officer engaged in a misconduct, Kornit shall be entitled to recover from its Executive Officers in accordance with the clawback policy adopted by the Company from time to time in accordance with the Listing Rules of the Nasdaq Stock Market.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws, including Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and any rules promulgated thereunder by national securities exchanges, or under any separate contractual obligation or Company policy.

Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Kornit’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Kornit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Kornit is intended to be in a form of share options and/or other equity-based awards, such as RSUs, restricted shares, or performance share units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers, other than Special Bonuses paid in equity in lieu of cash pursuant to Section 10.1, shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Kornit’s policies, the main terms of which shall be disclosed in the annual report or such other report or proxy statement of Kornit as may be required by law or relevant regulations applicable to Kornit. Equity-based awards may include dividend adjustment provisions.

12.4.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable~~and~~, make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, and make modifications to outstanding awards consistent with the terms of the Company’s incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale-to-cover or any other mechanism as determined by the Board from time to time.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, title, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of the annual equity-based compensation at the time of grant (after including the value of the grant) shall not exceed: (i) with respect to the CEO - the greater of (w) 500% of his or her annual base salary or (x) 0.3% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the greater~~higher~~ of (y) 300% of his or her annual base salary or (z) 0.15 % of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Kornit’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant (such as, in the case of share options, Black-Scholes, binomial, or Monte Carlo, methods), in each case, as determined by the Compensation Committee and the Board.

13.4.	Notwithstanding the foregoing percentage limits in Section 13.2, to the extent that an Executive Officer (including the CEO) has elected to reduce or waive all or part of his or her annual base salary in return for an opportunity to potentially earn a greater value of annual equity-based compensation, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into annual equity-based compensation remained as annual base salary, with only the portion of the annual equity-based compensation (at the time of the grant) that exceeds that base salary amount/value being counted as annual equity-based compensation.

Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Kornit may provide to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, and to the CEO a prior notice of termination of up to eighteen (18) months in the case of the CEO and twelve (12) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance payments to which the Executive Officer may be entitled, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Kornit may provide an additional adjustment period of up to twelve (12) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Kornit may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Kornit may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Kornit for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board ~~and~~, shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12~~).~~), and shall be determined after the Board considers the existing entitlements of the Executive Officer in connection with his or her termination of employment.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty four (24).

Exculpation, Indemnification and Insurance

19.	Exculpation

Kornit may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Kornit, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Kornit may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Kornit, all subject to applicable law and the Company’s articles of association.

20.2.	Kornit will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

1.1.1.	The limit of liability of the insurer shall not exceed the greater of $70 million or 25% of the Company’s shareholders’ equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

1.1.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Kornit’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Kornit shall be entitled to enter into a “run off” Insurance Policy / tail / discovery period, of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $70 million or 25% of the Company’s shareholders’ equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 500% of the last paid annual premium; and

20.3.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal of the “run off” Insurance Policy / tail / discovery period shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Kornit may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium; and

20.4.2.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Arrangements upon Change of Control

21.	The following compensation and benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the applicable~~respective~~ incentive plan, grant agreement, or employment agreement:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.	Extension of the exercising period of equity-based compensation for Kornit’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

Board of Directors Compensation

22.	The following compensation and benefits may be granted to Kornit’s Board members (the compensation and limitations stated under this Section 22 will not apply to directors who serve as Executive Officers):

22.1.	All Kornit’s non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $110,000 for the chairperson of Kornit’s Board), committee membership annual cash fee retainer of up to $15,000 and committee chairperson annual cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) the payments referenced above for committee membership).

22.2.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.	Each non-employee member of Kornit’s Board may be granted annual equity-based compensation with a value of up to $145,000. The vesting of the equity-based compensation may be accelerated in the event of a change of control.

22.5.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable ~~or~~, make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, and make modifications to such awards consistent with the terms of the Company’s incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale-to-cover or any other mechanism as determined by the Board from time to time.

22.6.	In addition, members of Kornit’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of Kornit’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

25.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Kornit may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Kornit and none of the provisions thereof are intended to provide any rights or remedies to any person other than Kornit.